May 2, 2013

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Tom Kluck, Legal Branch Chief

Re:                          NorthStar Real Estate Income II, Inc.

Pre-effective Amendment No. 2 to Registration Statement on Form S-11

Filed March 22, 2013

File No. 333-185640

Dear Mr. Kluck:

On behalf of NorthStar Real Estate Income II, Inc., a Maryland corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR, a complete copy of Pre effective Amendment No. 3 to the above referenced Registration Statement (the “Registration Statement”) on Form S-11 (“Amendment No. 3”).

Amendment No. 3 includes revisions in response to the oral comment to the Registration Statement received from Ms. Stacie Gorman of the Staff of the Commission (the “Staff”) via telephone conference on April 11, 2013 (the “Comment”). This letter provides a response to the Comment.  Amendment No. 3 also includes final, executed versions of certain of the exhibits to the Registration Statement.

For the Staff’s convenience, the Company is providing the Staff with four copies of Amendment No. 3, which have been marked to indicate the location of changes from the Registration Statement filed on March 22, 2013, together with four copies of this response letter as filed with the Commission.

General

1.                                      In the section titled Liquidity and Capital Resources on page 127 and 128 of the Registration Statement, please expand the discussion to disclose the amount of organizational and offering costs incurred or paid on behalf of the Company to date.

Response:

The Company has revised the disclosure by adding the following sentence in the section titled “Liquidity and Capital Resources” on page 128 of Amendment No. 3:

“As of March 31, 2013, our sponsor has incurred approximately $1.2 million of organizational and offering expenses on our behalf.”

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If you should have any questions about this letter or require any further information, please call me at 212-801-6926.

Sincerely,

Greenberg Traurig, LLP

/s/ Joseph A. Herz
Joseph A. Herz
Shareholder

cc:                                Ronald J. Lieberman, Esq., NorthStar Real Estate Income II, Inc.

Judith D. Fryer, Esq., Greenberg Traurig, LLP